Exhibit 4.15

Ogilvy & Mather Deferred Compensation Plan

This is the Ogilvy & Mather Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan is designed to give you an opportunity to defer receipt of a portion of your income, thereby deferring taxes and helping you to supplement your retirement benefits.

You should read this carefully and refer here first when you have any questions about the Deferred Compensation Plan (there is a glossary of terms on the last page). If you have any questions or if you need further information, you may contact the Director of Benefits at Ogilvy & Mather, 309 West 49th Street, New York, NY 10019, 212-237-6560.

Amended and restated effective as of January 1, 2008.

How Does the Plan Work?

The Deferred Compensation Plan is a “nonqualified plan,” which is a promise by an employer to participants to pay income, at some future date, for services performed currently. By deferring income into the Deferred Compensation Plan, amounts are sheltered from immediate income taxes (but not FICA taxes) until you receive a distribution from the Deferred Compensation Plan, which will be on a Termination of Employment (as defined below in “When Will I Be Entitled To Receive My Benefit?”). All future deferred income payments are subject to income tax withholding.

It is important to note that once you choose to participate in the Deferred Compensation Plan, you cannot stop deferrals during the calendar year; however, you do have the option not to participate the following year.

When Am I Eligible to Participate?

Effective 1/1/05, all Senior Partners and higher level officers of The Ogilvy Group, Inc. (the “Company”) became eligible to participate in the Deferred Compensation Plan. You are given the opportunity to participate within 30 days from when you are first hired (or when you are promoted to Senior Partner level) and during the Annual Plan Offering, which is held in November of each year for the following year. Notwithstanding the foregoing, unless otherwise permitted under Section 409A (as defined below), you shall not be eligible for the special rule applicable to employees who are first promoted to Senior Partner level if you were previously eligible to participate in the Deferred Compensation Plan or any other deferred compensation plan which is aggregated with the Deferred Compensation Plan for purposes of Section 409A. One of the requirements of this kind of plan is that you must elect to defer income before you receive it – therefore, should you not elect to participate in the Deferred Compensation Plan during the designated entry periods as described above, you will have to wait until the next Annual Plan Offering.

How Much Can I Defer?

Under the Deferred Compensation Plan, you can defer:

•	up to 75% of your annual base salary, or a designated dollar amount not to exceed 75% of your annual base salary, and/or

•	a percentage (up to 100%) or designated dollar amount of your annual bonus.

Your deferrals earn interest at the prime rate as determined on the first day of each month (compounded monthly). The earnings also accumulate tax-deferred. If you choose not to participate in any year, your account balance will continue to be credited with interest until it is distributed to you.

What Is Pension Make-Up?

Because of IRS rules and regulations, income that you defer into the Deferred Compensation Plan is not considered eligible compensation for the purpose of calculating the Company’s contribution to your Account Balance Plan (formerly known as the Cash Balance Plan) or your contributions to the 401(k) Plan. In order to keep you from being penalized by these rules and regulations, the Company will credit your account with 10% of the amount you are deferring to the Deferred Compensation Plan. So, if you are deferring $1,000 per month, the Company will credit you with 10% of the deferral ($100) as a “pension make-up.”

You will be credited with this pension make-up when you begin deferring into the Deferred Compensation Plan, regardless of whether or not you are eligible to participate in the Account Balance Plan at that time.

Your other group benefits (such as life insurance and long term disability) are not affected by your decision to defer income.

Will the Company Make Any Other Contributions to the Deferred Compensation Plan?

From time to time the Company may in its sole discretion make additional contributions on your behalf to the Deferred Compensation Plan. Any such contributions must be approved in advance by the appropriate Chief Financial Officer and will vest in the same manner as do employer contributions in the Account Balance Plan.

How Are Deferrals Recorded?

The Deferred Compensation Plan is intended to be an unfunded, unsecured plan maintained by the Company primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to ERISA Sections 201(2), 301(a)(3) and 401(a)(1). When you defer income, an entry is made in a ledger showing that you were owed income by the Company and that you chose to defer receipt until a later date. The interest and Company credits are recorded in the same ledger.

Benefits under the Deferred Compensation Plan are paid out of the Company’s general assets and are therefore not protected from claims by the Company’s creditors. There is no trust and nothing contained in this Deferred Compensation Plan or any action taken with respect to the provisions herein is intended to create a trust of any kind. You are relying on the Company’s promise to pay the Deferred Compensation Plan’s benefits in the future. Should the Company become insolvent or bankrupt, you will have no greater rights to your Deferred Compensation Plan benefits than a general unsecured creditor.

You may purchase a surety bond from a surety company or a letter of credit from a bank to secure your deferred compensation payments should the Company default on those payments. A surety bond is a type of performance bond issued by a surety insurance company. You would pay the premium to the surety insurance company for the bond coverage. The Company cannot be involved, either directly or indirectly, in the purchase of the surety bond or letter of credit as this will be viewed by the IRS as creating a funded nonqualified plan that will be currently taxable to you. If you wish to purchase a surety bond or letter of credit, we strongly advise that you consult the services of a tax professional.

You will receive quarterly statements showing your deferrals, pension make-up and other Company contributions, and account earnings so you can monitor the growth of your benefit.

When Will I Be Entitled to Receive My Benefit?

You will receive a distribution of your Deferred Compensation Plan benefits when you are no longer employed by the Company or one of its affiliates and such event constitutes a “separation from service” within the meaning of Section 409A (such event, a “Termination of Employment”). Interest (as described in “How Much Can I Defer?”) will continue to accrue for periods prior to your Termination of Employment.

The distributed benefits are included in your gross income in the year in which they are received by you and are subject to income taxes. Since FICA taxes were paid at the time of deferral, no FICA taxes will be withheld at the time of distribution.

How Will My Benefit Be Paid?

No withdrawals are permitted from the Deferred Compensation Plan while you are still an active Company (or an affiliate) employee and no loans are permitted at any time. If you experience a Termination of Employment, except as provided below, your benefit will be paid to you in a lump sum on the semi-monthly payroll date closest to the sixtieth day following your termination date (subject to income tax withholding). However, if you are a “specified employee” for purposes of Section 409A (as defined below), such lump sum payment will be made on the semi-monthly payroll date immediately following the six-month anniversary of your Termination of Employment.

Special Note: For those elections prior to January 1, 2005, where an election was made to receive equal installments over 10 years for a particular deferral year, those elections will remain in effect and will be paid out at a fixed rate of 5% on the declining balance. This option is no longer being offered for plan years after 2004.

What Happens If I Die?

If you die before receiving your entire benefit from the Deferred Compensation Plan, the benefits (or the remaining benefits if you die while receiving installments) will be paid to your designated Beneficiary in one lump sum on the semi-monthly payroll date closest to the sixtieth day following your death.

When you are given the opportunity to participate in the Deferred Compensation Plan, you will receive a Beneficiary Designation form. You may designate one or more persons as the Beneficiary or Beneficiaries who will be entitled to receive the amount payable under the Deferred Compensation Plan upon your death. You may, from time to time, revoke or change your Beneficiary designation by filing a new designation with the Company.

The last Beneficiary designation received by the Company will be controlling. No designation, change or revocation of a Beneficiary designation will be effective unless received by the Company prior to your death. If no such Beneficiary designation is in effect at the time of your death, or if no designated Beneficiary survives you, the payment of any Deferred Compensation Plan benefits upon your death will be made to your surviving spouse, if any, or if you have no surviving spouse, to your children, or if you have no children, to the legal representative of your estate. The benefits will be paid to such persons or your estate in one lump sum on the semi-monthly payroll date closest to the sixtieth day following your death.

What Else Should I Know?

Incompetent Payee

If anyone entitled to a benefit becomes legally incapacitated or is otherwise unable to manage his or her financial affairs, the Company may pay his or her benefit to someone else (such as a named Beneficiary or duly appointed representative or guardian) for the benefit of that person.

Employment Rights Not Implied

Participation in the Deferred Compensation Plan neither gives an employee the right to be retained in the employ of the Company, nor guarantees his or her rights or claim to any benefit except as specified in the Deferred Compensation Plan.

Interpretation

The Company shall have full power and authority to interpret and administer the Plan. The Company’s interpretation and construction of any provision or action taken under the Deferred Compensation Plan shall be binding and conclusive on all persons for all purposes.

Section 409A

Although the Company makes no guarantee with respect to the treatment of payments under the Deferred Compensation Plan and shall not be responsible in any event with regard to the Deferred Compensation Plan’s compliance with Section 409A (as defined below), the Plan is intended to comply with or be exempt from Section 409A of the Code and any regulations or official guidance relating thereto (collectively, “Section 409A”). Accordingly, and notwithstanding any provision of the Deferred Compensation Plan to the contrary, if the Deferred Compensation Plan should fail to comply with Section 409A, then the Company shall be empowered to take any actions necessary so as to administer the Deferred Compensation Plan in good faith compliance with Section 409A.

Claims Procedures

Initial Claims

If you or your Beneficiary do not receive a benefit to which you believe you are entitled, you or your Beneficiary can file a written claim with the Company. The Company will provide you or your Beneficiary with the necessary information and make all determinations as to the right of any person to a disputed benefit. Your claim will be processed within 90 days (in special circumstances, this period may be extended for an additional 90 days by written notice to you). If your claim has been denied, you will be notified in writing and such notification will include the reasons for the denial, specific references to pertinent plan provisions, and a description of any additional material or information regarding your claim.

Disputed Claims

If you are dissatisfied with any decision on your claim, you have the right to request, in writing, a review of the decision. You also have the right to review pertinent documents and to submit issues and comments in writing. A request for review, giving the reason the decision is believed to be in error, must be made not later than 60 days after a decision on a claim is received.

All requests for review of determinations under the Deferred Compensation Plan should be addressed to the Company at the address specified on the first page.

Within 60 days of receipt of a request for review of the disputed claim (in special circumstances, 120 days, by written notice to you), the Company will review the claim and advise you or your Beneficiary, in writing, of its determination. The Company’s decision on appeal will be final.

You must exhaust these procedures before bringing a lawsuit with respect to your benefits.

Assignment

The right of any participant or any other person to the payment of benefits under the Deferred Compensation Plan shall not be assigned, transferred, pledged or otherwise encumbered.

Amendment and Termination

The Company reserves the right to amend, modify or terminate the Deferred Compensation Plan at any time. Any such action by the Company shall not reduce the benefits you have accrued to the date of such action or change the time or form of payment of such benefits, except as may be permitted under Section 409A.

Governing Law

To the extent not preempted by ERISA, the Deferred Compensation Plan shall be governed by the laws of the State of New York.

Glossary

A “qualified plan” is a funded plan that is afforded favorable tax treatment because it meets specific requirements of the Code. Qualified plans must cover a broad spectrum of employees and there are limits on benefits and contributions. Distributions from qualified plans can be rolled over into IRAs or other employer sponsored plans. Examples of qualified plans are 401(k) plans, cash balance plans and defined benefit pension plans.

A “nonqualified plan” is an unfunded plan where the participants rely on the promise of the employer to pay benefits at a future date. Benefits are not protected from claims by a company’s creditors. Nonqualified plans are subject to different IRS coverage rules than qualified plans and there are no limits to benefits and contributions. Distributions from nonqualified plans cannot be rolled over into IRAs or other employer-sponsored plans. Examples of nonqualified plans are deferred compensation plans and excess plans.

“FICA” means Social Security and Medicare taxes.

The “Account Balance Plan” (formerly known as the Cash Balance Plan) is a qualified retirement plan maintained by Ogilvy & Mather. Its official name is the Ogilvy & Mather Account Balance Defined Benefit Pension Plan. Under the Account Balance Plan, eligible employees receive a Company contribution of 10% of their annual base salary. An employee must have five (5) years of service to have a non-forfeitable right to this benefit. Distributions cannot be made unless the employee has 20 years of service or is at least age 55.

The “Code” means the Internal Revenue Code of 1986, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, which was established to protect the interests of retirement plan participants and their beneficiaries.